News Release
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TOTAL S.A.
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Total Signs Exploration and Production Sharing Contract
for the Offshore Diaba License in Gabon
Paris, December, 13, 2006 — Through 58%-owned subsidiary Total Gabon, Total today signed an exploration and production sharing contract for the offshore Diaba license in Gabon. Covering an area of 9,075 square kilometres, the license is located around 50 kilometres offshore southern Gabon in water depths ranging from 100 to 2,500 metres.
The license partners are Total Gabon with an 85% interest and the Gabonese Republic with a direct interest of 15%. The exploration program will be divided into three phases. The first phase, lasting three-and-a-half-years, consists of a commitment to shoot 2,000 kilometres of 2D seismic. The second phase, also lasting three-and-a-half years, comprises a commitment to shoot 700 square kilometres of 3D seismic, while the third phase, lasting three years, includes an obligation well.
This latest acquisition demonstrates Total’s confidence in continued operations in Gabon, in particular through the acquisition of new deep offshore acreage to explore new plays in previously untapped horizons.
Through subsidiary Total Gabon, the Group is the country’s top-ranked oil operator, with total operated crude oil production of around 37% of Gabon’s total output. Total’s equity production averaged 98,000 barrels of oil equivalent per day in 2005.
Total in Gabon
Present in Gabon since 1931, Total has helped to discover more than 80% of the country’s oil and gas reserves and has developed more than 50 onshore and offshore fields over the last 50 years. In 2000, Total Gabon launched a wide-ranging program to appraise and redevelop existing fields to enhance recovery and slow down the natural decline in output. Total is also the main shareholder in the Sogara refinery in Port-Gentil and operates Gabon’s leading service station network.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com